Exhibit 99.1

AEGON posts strong results for second quarter 2010

¡	Increase in underlying earnings and net income

-	Underlying earnings before tax increase to EUR 522 million, supported by improved financial markets

-	Impairments decline to EUR 77 million, their lowest level in two years

-	Net income improves significantly to EUR 413 million

-	Return on equity of 9.7%

¡	Increase in sales and deposits

-	New life sales of EUR 590 million, driven by increased sales in the United States and United Kingdom

-	Gross deposits total EUR 7.6 billion, driven mainly by strong pension deposits in the Americas

-	Value of new business declines to EUR 148 million, mainly due to decrease of sales in US fixed annuities and UK immediate annuities as a result of earlier repricing

¡	Continued strong capital position

-	Excess capital above S&P’s AA capital adequacy requirements declines to EUR 3.0 billion, as higher capital requirements from S&P offset earnings contribution

-	IGDa) capital surplus of EUR 7 billion, equivalent to solvency ratio of approximately 200%

-	Shareholders’ equity increases to EUR 8.83 per common share

-	No interim dividend on common shares

Statement of Alex Wynaendts, CEO

“The significant increase in sales, underlying earnings and net income during the second quarter of this year demonstrate the continued strength of AEGON’s business. Consistent with our focus on serving the growing need for long-term retirement security, pension sales were particularly strong in the Americas and the United Kingdom. Impairments in our investment portfolio continued their downward trend, reaching their lowest level in two years and approaching our long-term assumptions. As a result of changes to S&P’s capital requirements for our businesses, AEGON’s excess capital declined, however, it continues to provide what we consider a solid buffer. We are implementing a number of key measures, as announced in June, to sharpen our focus on our core activities and improve returns, particularly within our business in the United Kingdom. At the same time, we are continuing to pursue our options for AEGON’s life reinsurance business, which include finding a suitable buyer for Transamerica Reinsurance. Furthermore, we expect soon to receive a final decision from the European Commission on the plan we submitted to demonstrate AEGON’s long-term viability as part of the State support AEGON received at the height of the financial crisis in 2008. We will communicate that decision at the earliest opportunity. Going forward, we will maintain our focus on better leveraging our broad resources, pursuing further operational improvements and putting AEGON’s proven expertise to work for our customers in all our markets.”

KEY PERFORMANCE INDICATORS

	Notes	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
amounts in EUR millions b)
Underlying earnings before tax	1	522	488	7	415	26	1,010	317	—

Net income	2	413	372	11	(161)	—	785	(334)	—

New life sales	3	590	538	10	484	22	1,128	1,051	7

Gross deposits excluding run-off businesses	4	7,584	7,775	(2)	6,523	16	15,359	14,055	9

Value of new business (VNB)		148	146	1	181	(18)	294	382	(23)

Return on equity	5	9.7%	10.1%	(4)	9.4%	3	9.6%	2.1%	—

For notes see page 23.

Supplements: AEGON’s Q2 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com

STRATEGIC HIGHLIGHTS

¡	Sharpened focus on core activities of life insurance, pensions and asset management

¡	Restructuring UK business; targeting cost reductions of 25% by end 2011 to improve returns

¡	Exploring strategic options for life reinsurance business, including identifying a suitable buyer

¡	Appointment of global head of human resources

AEGON’s AMBITION

To be a leader in all our chosen markets by 2015

AEGON’S STRATEGIC PRIORITIES

¡	Reallocate capital

¡	Increase returns

¡	Optimize ONE AEGON

…resulting in sustainable, profitable growth.

At the Analyst & Investor Conference last June, CEO Alex Wynaendts announced new measures to focus more on key long-term growth opportunities in AEGON’s core activities and further improve returns from the company’s existing businesses. Over the next five years, AEGON aims to become a leader in all of its chosen markets by being the most recommended life and pensions company by customers, the preferred partner for distributors and an employer of choice among current and prospective employees.

Reallocate capital

One of AEGON’s key strategic objectives is to focus on its core businesses of life insurance, pensions and asset management, and achieve a greater geographical balance by reallocating capital to the growth markets of Central & Eastern Europe, Asia and Latin America. AEGON continues to assess its businesses to ensure they meet requirements in terms of earnings growth, cash flow generation, return on capital and customer life cycle needs. As part of this review, AEGON announced in June that it would explore strategic options for Transamerica Reinsurance, the company’s life reinsurance business, including finding a suitable buyer.

As part of efforts to further improve its risk profile, AEGON will also be increasing equity hedging of its back book of variable annuities in the United States and continue to shift its focus to fee-based business from spread-based products.

Increase returns

In the United Kingdom, AEGON is taking significant steps to improve the return on capital by targeting cost reductions of 25% in the company’s life and pension operations and refocusing resources on the At Retirement and Workplace Savings markets where there is strong potential for growth and AEGON has leading positions. In addition, AEGON has withdrawn from the UK bulk annuities market and is exploring strategic options for parts of its existing back books. Taken together, these measures are aimed at improving return on capital from AEGON’s UK business to 8%-10% and cumulative cash flows of GBP 600 million to 650 million by 2014.

AEGON aims to increase returns by delivering operational excellence in all of its businesses. This will be achieved by further reducing costs while investing in core capabilities and improving service levels to ensure continued customer loyalty.

In addition, AEGON is developing new products that are simpler, more transparent and offer customers better value. To deliver on this strategy, AEGON will further invest in its global workforce. As part of this approach, the company has launched a global talent management program aimed at encouraging and developing talent among employees. Last month, AEGON announced the appointment of a new global head of human resources, Carla Mahieu, who will work with business units to better leverage the top talent available throughout the organization. In addition, AEGON is rolling out an engagement plan for employees around the world and has taken steps to bring target compensation for senior management further in line with the company’s overall strategic objectives.

Optimize ONE AEGON

Over the past two years, measures have been taken to manage AEGON more as one international company. AEGON is committed to making better use of its global resources in managing its businesses, to standardize best practices and to introduce a single balance sheet approach to capital management.

To meet these objectives, AEGON will implement and monitor new performance measurement standards across the company.

FINANCIAL OVERVIEW

EUR millions	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax
Americas	437	379	15	289	51	816	143	—
The Netherlands	97	104	(7)	129	(25)	201	201	—
United Kingdom	22	28	(21)	20	10	50	28	79
New markets	40	46	(13)	49	(18)	86	80	8
Holding and other	(74)	(69)	(7)	(72)	(3)	(143)	(135)	(6)

Underlying earnings before tax	522	488	7	415	26	1,010	317	—

Fair value items	3	(16)	—	(17)	—	(13)	(184)	93
Realized gains / (losses) on investments	148	126	17	21	—	274	165	66
Impairment charges	(77)	(150)	49	(394)	80	(227)	(779)	71
Other income / (charges)	(60)	23	—	(352)	83	(37)	(376)	90
Run-off businesses	(49)	(60)	18	(9)	—	(109)	68	—

Income before tax	487	411	18	(336)	—	898	(789)	—
Income tax	(74)	(39)	(90)	175	—	(113)	455	—

Net income	413	372	11	(161)	—	785	(334)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	413	371	11	(161)	—	784	(334)	—
Minority interest	—	1	—	—	—	1	—	—

Net underlying earnings	390	381	2	331	18	771	267	189

Commissions and expenses	1,375	1,586	(13)	1,515	(9)	2,961	3,150	(6)
of which operating expenses	841	812	4	820	3	1,653	1,667	(1)

New life sales
Life single premiums	1,923	1,930	—	1,397	38	3,853	3,371	14
Life recurring premiums annualized	398	345	15	345	15	743	715	4

Total recurring plus 1/10 single	590	538	10	484	22	1,128	1,051	7

New life sales
Americas	167	145	15	136	23	312	278	12
The Netherlands	41	62	(34)	32	28	103	94	10
United Kingdom	308	265	16	239	29	573	518	11
New markets	74	66	12	77	(4)	140	161	(13)

Total recurring plus 1/10 single	590	538	10	484	22	1,128	1,051	7

New premium production accident and health insurance	148	148	—	146	1	296	310	(5)
New premium production general insurance	15	14	7	11	36	29	23	26

Gross deposits (on and off balance)
Americas	5,154	5,403	(5)	4,710	9	10,557	10,646	(1)
The Netherlands	624	743	(16)	720	(13)	1,367	1,182	16
United Kingdom	19	36	(47)	61	(69)	55	113	(51)
New markets	1,787	1,593	12	1,032	73	3,380	2,114	60

Total gross deposits excluding run-off businesses	7,584	7,775	(2)	6,523	16	15,359	14,055	9
Run-off businesses	—	—	—	209	—	—	883	—

Total gross deposits	7,584	7,775	(2)	6,732	13	15,359	14,938	3

Net deposits (on and off balance)
Americas	746	524	42	827	(10)	1,270	2,831	(55)
The Netherlands	55	67	(18)	170	(68)	122	225	(46)
United Kingdom	10	29	(66)	52	(81)	39	101	(61)
New markets	187	121	55	(171)	—	308	(485)	—

Total net deposits excluding run-off businesses	998	741	35	878	14	1,739	2,672	(35)
Run-off businesses	(1,837)	(2,199)	16	(1,372)	(34)	(4,036)	(4,326)	7

Total net deposits	(839)	(1,458)	42	(494)	(70)	(2,297)	(1,654)	(39)

REVENUE GENERATING INVESTMENTS
	June 30, 2010	Mar. 31, 2010%
Revenue generating investments (total)	408,589	387,912	5
Investments general account	151,394	142,254	6
Investments for account of policyholders	139,717	135,385	3
Off balance sheet investments third parties	117,478	110,273	7

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax increased to EUR 522 million in the second quarter, a significant improvement compared with the same period last year. This increase in earnings was due mainly to improved financial markets, strengthening of the US dollar against the euro and growth of the business, while last year’s earnings had also included several exceptional items.

In the Americas, underlying earnings totaled EUR 437 million, a 51% increase compared with last year, primarily the result of higher investment income, a recovery in equity markets and lower expenses.

Underlying earnings in the Netherlands came in strong at EUR 97 million. However, earnings declined as the second quarter last year had included a one-time release in provisions of EUR 20 million. Results for the second quarter of 2010 were also affected by lower investment income and the sale of AEGON’s Dutch funeral insurance business.

In the United Kingdom, underlying earnings increased slightly to EUR 22 million as higher profits from annuities were partly offset by higher project-related expenses.

Underlying earnings from New Markets declined to EUR 40 million. The inclusion of AEGON Asset Management was more than offset by lower results from Central & Eastern Europe and further investments in the company’s operations in Asia.

Expenses for the holding company increased slightly in the second quarter of 2010 to EUR 74 million, primarily a result of higher funding costs.

Fair value items

In the second quarter, fair value items showed an overall performance of EUR 3 million.

Overperformance in the Netherlands was the result mainly of gains in the fair value of guarantees and related hedges, partly offset by lower residential real estate values. In the Americas, underperformance was due primarily to a decline in results from credit derivatives and variable annuity guaranteed minimum withdrawal benefits products, which offset gains from the company’s macro equity hedge.

AEGON has decided to set its short term equity market return assumption in determining estimated gross profits on variable life and variable annuity products in the Americas at 9% for the second quarter, reflecting the continued volatility experienced in equity markets and the use of macro equity hedges. This decision resulted in an additional charge of EUR 144 million, which has been included in fair value items, partly offsetting gains from the company’s macro equity hedge.

In addition, a widening of AEGON’s own credit spread was more than offset by fair value movements of derivatives, which resulted in a loss for the holding company.

Gains on investments

In the second quarter, realized gains on investments increased to EUR 148 million. In both the United States and the Netherlands, gains were related primarily to the sale of bonds as part of asset and liability management, while the gain of EUR 97 million in the holding was realized on investments related to excess capital.

Impairment charges

Net impairments continued their downward trend, amounting to EUR 77 million, reaching their lowest level in two years and approaching AEGON’s long-term assumptions. Impairments during the second quarter were primarily related to US housing related securities.

Other charges

Other charges amounted to EUR 60 million. These included a one-time provision of EUR 105 million for settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States. Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON.

This provision was partly offset by a book gain of EUR 33 million from the sale of AEGON’s funeral insurance business in the Netherlands.

Run-off businesses

AEGON’s run-off businesses in the Americas recorded a loss in the second quarter of EUR 49 million. This loss was lower than expected because of better portfolio yields.

Income tax

Tax charges in the second quarter amounted to EUR 74 million and included a EUR 26 million tax benefit related to cross-border intercompany reinsurance transactions between the United States and Ireland.

Operating expenses

Operating expenses increased 3% to EUR 841 million due to a strengthening of the US dollar and pound sterling against the euro. However, operating expenses declined 2% at constant currencies as result of a number of initiatives to reduce expenses.

New life sales

New life sales increased 22% compared with the second quarter of 2009 to EUR 590 million as almost all units experienced double-digit growth. The main drivers behind the increase were pension sales in the United Kingdom and retail life sales in the Americas.

Deposits

Gross deposits, excluding run-off businesses, rose 16% to EUR 7.6 billion. Primary drivers of the increase were third-party asset management, US pensions and retail mutual fund inflows, offsetting lower fixed annuity deposits, which were managed lower. Net deposits totaled EUR 1 billion, excluding AEGON’s run-off businesses, as all units reported positive net deposits.

Value of new business

AEGON’s value of new business declined to EUR 148 million in the second quarter due to a decrease in the United Kingdom, following earlier repricing of immediate annuities and lower fixed annuity sales in the United States. In Spain, lower sales of risk products also led to a lower value of new business.

In the second quarter, 22% of AEGON’s total value of new business came from New Markets. The internal rate of return on new business remained strong at 18% in the second quarter.

Revenue-generating investments

Revenue-generating investments increased 5% compared with the end of the first quarter to EUR 409 billion, primarily as a result of a strengthening in both the US dollar and the pound sterling against the euro.

Capital management

At the end of the second quarter, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 18.6 billion, equivalent to 74% of the company’s total capital base and above its target threshold of 70%. AEGON’s aim is to increase the proportion of core capital over time to 75%6.

AEGON’s revaluation reserves at June 30, 2010, turned positive for the first time in almost three years and amounted to EUR 588 million. This significant improvement is mainly the result of an increase in the value of fixed income securities.

Shareholders’ equity rose to EUR 17.2 billion as a result of the improved revaluation reserves, strengthening of the US dollar and the pound sterling against the euro, and the addition of second quarter net income.

Excess capital above S&P’s AA capital adequacy requirements declined to EUR 3.0 billion, of which EUR 1.9 billion was held in operating units and EUR 1.1 billion at the holding company. Positive contributions from earnings and capital preservation measures were more than offset by increased capital requirements for asset related risks. Standard & Poor’s revised their risk factors, significantly increasing applied charges related primarily to bond portfolios. As a result, capital requirements in the Americas rose during the second quarter by USD 0.9 billion.

At June 30, 2010, AEGON’s Insurance Group Directive (IGD) capital surplus totaled EUR 7 billion, equivalent to a solvency ratio of approximately 200%.

Over the past few months, AEGON has been engaged in the process of obtaining the European Commission’s final consent to the terms relating to AEGON’s participation in the capital support program of the Dutch State. AEGON expects the European Commission to announce its final decision in the near future.

Dividend

AEGON’s dividend policy remains unchanged and is based on its capital position and cash flows. AEGON aims to maintain a sizeable cash buffer in order to fulfill its priority of repaying the Dutch State as soon as it is responsible and feasible to do so. AEGON will therefore not declare an interim dividend to common shareholders in 2010.

Risk management

In the second quarter, AEGON reduced its already limited exposure to peripheral European sovereign bonds, which amounted to a market value of EUR 1.5 billion at June 30, 2010. As part of this reduction, AEGON sold approximately EUR 450 million in Spanish government bonds during the quarter.

Financial strength ratings

During the second quarter, the financial strength ratings of AEGON’s US operating companies were upgraded by A.M. Best to A+ with a Stable outlook, reflecting A.M. Best’s assessment of the companies’ financial strength and support of the parent. In July, Fitch Ratings lowered AEGON’s operating companies’ insurer financial strength ratings to AA- and raised the outlook to Stable.

APPENDIX I • Americas •The Netherlands •United Kingdom •New Markets

FINANCIAL OVERVIEW, Q2 2010 GEOGRAPHICALLY

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	197	42	17	20	—	276
Individual savings and retirement products	139	—	—	(5)	—	134
Pensions	75	29	7	4	—	115
Life reinsurance	26	—	—	—	—	26
Non-life	—	19	—	1	—	20
Distribution	—	6	(2)	—	—	4
Asset Management	—	—	—	12	—	12
Other	—	—	—	—	(74)	(74)
Share in underlying earnings before tax of associates	—	1	—	8	—	9

Underlying earnings before tax	437	97	22	40	(74)	522

Fair value items	(33)	68	(14)	(4)	(14)	3
Realized gains / (losses) on investments	17	23	3	8	97	148
Impairment charges	(61)	(6)	(1)	(9)	—	(77)
Other income / (charges)	(105)	33	23	(11)	—	(60)
Run-off businesses	(49)	—	—	—	—	(49)

Income before tax	206	215	33	24	9	487
Income tax	(7)	(45)	(6)	(9)	(7)	(74)

Net income	199	170	27	15	2	413

Net underlying earnings	323	57	36	30	(56)	390

EMPLOYEE NUMBERS

	June 30, 2010	Mar. 31, 2010
Employees excluding agents	25,127	25,204
Agents	3,011	3,044

Total number of employees excluding Associates	28,138	28,248
AEGON’s share of employees (including agents) in Associates	3,320	2,854

Total	31,458	31,102

AMERICAS

USD millions	Notes	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax by line of business
Life and protection		241	194	24	224	8	435	422	3
Fixed annuities		125	121	3	68	84	246	140	76
Variable annuities		50	69	(28)	34	47	119	(455)	—
Retail mutual funds		—	—	—	(6)	—	—	(10)	—

Individual savings and retirement products		175	190	(8)	96	82	365	(325)	—
Employer solutions & pensions		95	86	10	59	61	181	106	71
Life reinsurance		33	42	(21)	17	94	75	(13)	—
Canada		15	11	36	(15)	—	26	6	—
Latin America		1	1	—	—	—	2	(4)	—

Underlying earnings before tax		560	524	7	381	47	1,084	192	—

Fair value items		(39)	(120)	68	233	—	(159)	232	—
Realized gains / (losses) on investments		21	33	(36)	3	—	54	(1)	—
Impairment charges		(73)	(191)	62	(449)	84	(264)	(819)	68
Other income / (charges)		(140)	—	—	—	—	(140)	1	—
Run- off businesses		(62)	(83)	25	(10)	—	(145)	90	—

Income before tax		267	163	64	158	69	430	(305)	—
Income tax		(12)	54	—	214	—	42	504	(92)

Net income		255	217	18	372	(31)	472	199	137

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		255	217	18	372	(31)	472	199	137

Net underlying earnings		412	408	1	307	34	820	186	—

Commissions and expenses		961	1,355	(29)	1,271	(24)	2,316	2,596	(11)
of which operating expenses		484	501	(3)	580	(17)	985	1,145	(14)

New life sales
Life single premiums		279	194	44	138	102	473	229	107
Life recurring premiums annualized		184	183	1	173	6	367	349	5

Total recurring plus 1/10 single		212	202	5	187	13	414	372	11

Life & protection		134	121	11	117	15	255	224	14
Employer solutions & pensions		4	9	(56)	8	(50)	13	18	(28)
Life reinsurance		46	47	(2)	47	(2)	93	99	(6)
Canada		16	15	7	13	23	31	25	24
Latin America		12	10	20	2	—	22	6	—

Total recurring plus 1/10 single		212	202	5	187	13	414	372	11

New premium production accident and health insurance		180	184	(2)	193	(7)	364	396	(8)

Gross deposits (on and off balance) by line of business
Life & protection		3	3		2	50	6	5
Fixed annuities		124	185	(33)	1,288	(90)	309	3,402	(91)
Variable annuities		1,028	809	27	1,018	1	1,837	1,726	6
Retail mutual funds		957	976	(2)	513	87	1,933	819	136

Individual savings & retirement products		2,109	1,970		2,819	(25)	4,079	5,947
Employer solutions & pensions		4,311	5,217	(17)	3,600	20	9,528	8,114	17
Life reinsurance		1	1	—	1	—	2	1	100
Canada		118	286	(59)	59	100	404	144	181

Total gross deposits excluding run-off businesses		6,542	7,477	(13)	6,481	1	14,019	14,211	(1)
Run- off businesses		—	—		302	—	—	1,179

Total gross deposits		6,542	7,477	(13)	6,783	(4)	14,019	15,390	(9)

Net deposits (on and off balance) by line of business
Life & protection		(12)	(15)		(13)	8	(27)	(34)
Fixed annuities		(653)	(543)	(20)	389	—	(1,196)	1,464	—
Variable annuities		217	(23)	—	397	(45)	194	395	(51)
Retail mutual funds		357	418	(15)	107	—	775	(144)	—

Individual savings & retirement products		(79)	(148)		893	—	(227)	1,715
Employer solutions & pensions		1,264	1,386	(9)	375	—	2,650	2,253	18
Life reinsurance		(15)	(15)	—	(18)	17	(30)	(38)	21
Canada		(197)	(482)	59	(69)	(186)	(679)	(118)	—

Total net deposits excluding run-off businesses		961	726	32	1,168	(18)	1,687	3,778	(55)
Run-off businesses		(2,317)	(3,043)		(1,927)	(20)	(5,360)	(5,774)

Total net deposits		(1,356)	(2,317)	41	(759)	(79)	(3,673)	(1,996)	(84)

REVENUE GENERATING INVESTMENTS

		June 30, 2010	Mar. 31, 2010%
Revenue generating investments (total)		301,630	305,832	(1)
Investments general account		126,348	125,186	1
Investments for account of policyholders		69,401	73,214	(5)
Off balance sheet investments third parties		105,881	107,432	(1)

For the amounts in euro see the Financial Supplement.

AMERICAS

¡	Underlying earnings before tax increase to USD 560 million

¡	Impairments decline to USD 73 million

¡	New life sales up to USD 212 million and strong gross deposits of USD 6.5 billion

Underlying earnings before tax

¡	Earnings from Life & Protection in the Americas increased to USD 241 million, mainly the result of benefits from cost saving initiatives and the absence of restructuring charges which affected results last year.

¡	Individual Savings & Retirement earnings increased to USD 175 million. Fixed annuity earnings rose as yields on the portfolio increased, while results from variable annuities also improved due to an increase in overall asset balances.

¡	Earnings from Employer Solutions & Pensions increased to USD 95 million on improved margins and growth of account balances.

¡	Life reinsurance earnings increased to USD 33 million, a result of more favorable mortality experience compared with the second quarter last year.

¡	Earnings from AEGON’s operations in Canada amounted to USD 15 million, a strong improvement from a loss for the second quarter last year, which included a one-time charge related to deferred policy acquisition costs of USD 30 million.

Net income

Net income from AEGON’s operations in the Americas declined to USD 255 million as improvements in underlying earnings and impairments were more than offset by the underperformance of fair value items, increased tax charges and a one-off charge related to a settlement.

The underperformance in fair value items totaled USD 39 million, mainly due to negative results from credit derivatives and variable annuity guaranteed minimum withdrawal benefits products, which were partly offset by gains from the company’s macro equity hedge.

AEGON has decided to set its short term equity market return assumption in determining estimated gross profits on variable life and variable annuity products at 9% for the second quarter, reflecting the continued volatility experienced in equity markets and the use of macro equity hedges. This decision resulted in an additional charge of USD 187 million, which has been included in fair value items, partly offsetting gains from the company’s macro equity hedge.

During the second quarter, realized gains on investments amounted to USD 21 million and were related to corporate investment grade bonds sold in order to extend the duration of some of AEGON’s investment portfolios.

Net impairments decreased to USD 73 million in the second quarter, reaching their lowest level in two years and approaching AEGON’s long-term assumptions. Impairments during the quarter were related primarily to US housing related securities.

Other charges included a one-time provision of USD 140 million for settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States. Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON.

AEGON’s run-off businesses in the Americas recorded a loss in the second quarter of USD 62 million. This better than expected result was due to higher portfolio yields.

Net income from AEGON’s operations in the Americas included a tax expense in the second quarter of USD 12 million primarily due to a decline in tax benefits related to cross-border intercompany reinsurance treaties.

Operating expenses

Operating expenses declined 17% to USD 484 million as a result of lower restructuring charges and employee benefit plan costs and the transfer of activities to AEGON Asset Management. Excluding restructuring charges and employee benefit plan costs, operating expenses declined slightly as continued cost saving initiatives were absorbed by the first-time inclusion of our partnership in Brazil.

Sales and deposits

New life sales increased 13% compared with the second quarter 2009 to USD 212 million. This was mainly a result of growth in AEGON’s retail life insurance businesses across the Americas. New premium production for accident and health products declined to USD 180 million, mainly due to the closure last year of AEGON’s automotive credit business in the United States.

Gross deposits, excluding run-off businesses, increased 1% to USD 6.5 billion as higher pension and retail mutual fund deposits were offset by fixed annuity deposits, which were managed lower. Net deposits, excluding run-off businesses, totaled approximately USD 1 billion as pension, variable annuity and retail mutual fund inflows offset outflows from fixed annuities in the United States and from segregated funds in Canada.

Value of new business

Value of new business declined to USD 80 million due primarily to lower fixed annuity sales. The lower contribution from fixed annuities more than offset higher margins of variable annuities and pensions in the United States and an improvement in Canada. The internal rate of return for the quarter rose to 13%.

Revenue-generating investments

Compared with the first quarter, revenue-generating investments decreased to USD 302 billion, as new money inflows and the effect of higher bond markets were more than offset by the impact of a decline in equity markets and outflows from AEGON’s run-off businesses.

THE NETHERLANDS

EUR millions	Notes	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax by line of business
Life and Savings		42	39	8	58	(28)	81	93	(13)
Pensions		29	47	(38)	57	(49)	76	83	(8)
Non life		19	7	171	11	73	26	13	100
Distribution		6	11	(45)	3	100	17	12	42
Share in underlying earnings before tax of associates		1	—	—	—	—	1	—	—

Underlying earnings before tax		97	104	(7)	129	(25)	201	201	—

Fair value items		68	91	(25)	(80)	—	159	(298)	—
Realized gains / (losses) on investments		23	96	(76)	(15)	—	119	123	(3)
Impairment charges		(6)	(1)	—	(28)	79	(7)	(106)	93
Other income / (charges)		33	—	—	—	—	33	—	—

Income before tax		215	290	(26)	6	—	505	(80)	—
Income tax		(45)	(67)	33	(2)	—	(112)	43	—

Net income		170	223	(24)	4	—	393	(37)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		170	223	(24)	4	—	393	(37)	—

Net underlying earnings		57	77	(26)	93	(39)	134	148	(9)

Commissions and expenses		263	264	—	274	(4)	527	581	(9)
of which operating expenses		182	182	—	192	(5)	364	409	(11)

New life sales
Life single premiums		241	397	(39)	145	66	638	536	19
Life recurring premiums annualized		18	22	(18)	17	6	40	40	—

Total recurring plus 1/10 single		41	62	(34)	32	28	103	94	10

Life and Savings		21	27	(22)	19	11	48	42	14
Pensions		20	35	(43)	13	54	55	52	6

Total recurring plus 1/10 single		41	62	(34)	32	28	103	94	10

New premium production accident and health insurance		4	11	(64)	3	33	15	10	50
New premium production general insurance		6	8	(25)	6	—	14	13	8

Gross deposits (on and off balance) by line of business
Life and Savings		534	683	(22)	587	(9)	1,217	1,037	17
Pensions		90	60	50	133	(32)	150	145	3

Total gross deposits		624	743	(16)	720	(13)	1,367	1,182	16

Net deposits (on and off balance) by line of business
Life and Savings		50	82	(39)	43	16	132	(24)	—
Pensions		5	(15)	—	127	(96)	(10)	249	—

Total net deposits		55	67	(18)	170	(68)	122	225	(46)

REVENUE GENERATING INVESTMENTS
		June 30, 2010	Mar. 31, 2010%
Revenue generating investments (total)		69,091	70,867	(3)
Investments general account		35,203	36,294	(3)
Investments for account of policyholders		23,605	23,665	—
Off balance sheet investments third parties		10,283	10,908	(6)

THE NETHERLANDS

¡	Underlying earnings before tax amount to EUR 97 million

¡	Net income rises to EUR 170 million, including book gain on sale of funeral insurance business

¡	New life sales increase to EUR 41 million mainly as a result of increased pension sales

Underlying earnings before tax

¡	Earnings from Life & Savings decreased to EUR 42 million as the comparable quarter last year had included a one-time release of provisions of EUR 20 million. The loss of earnings due to the sale of AEGON’s Dutch funeral insurance business was more than compensated by improved margins on savings account balances.

¡	Pension earnings decreased to EUR 29 million mainly due to lower interest results and higher claims.

¡	Non-life earnings improved to EUR 19 million mainly as a result of favorable claim experience for both motor and fire insurance.

¡	Earnings from Distribution increased to EUR 6 million, primarily the result of the sale last year of the company’s loss-making real estate brokerage activities.

Net income

Net income from AEGON’s operations in the Netherlands increased to EUR 170 million. Fair value items improved to EUR 68 million, the result of positive fair value movements of guarantees and related hedges offset partly by a decline in residential real estate values. Gains on investments amounted to EUR 23 million and were mainly the result of gains on the sale of sovereign bonds. Impairment charges improved to just EUR 6 million, while Other income reflected a book gain of EUR 33 million on the sale of the funeral insurance business earlier this year.

Operating expenses

Operating expenses declined 5% to EUR 182 million in the second quarter. This was the result of cost saving initiatives implemented last year, as well as the transfer of asset management activities in the Netherlands to AEGON Asset Management. On a comparable basis operating expenses remained stable.

Sales and deposits

New life sales increased 28% compared with the second quarter last year to EUR 41 million. Individual life sales were higher, due to an increase in demand for mortgage-related products and a rise in sales of immediate annuities. Overall pension sales also increased mainly as a result of a number of larger group pension contracts secured during the quarter.

Value of new business

Lower spreads in both AEGON’s mortgage and annuity businesses resulted in a decrease in the value of new business in the second quarter of 2010 to EUR 30 million. The internal rate of return amounted to 17% during the quarter, exceeding the company’s minimum hurdle rate.

Revenue-generating investments

Revenue-generating investments decreased to EUR 69 billion, down 3% compared with the end of the previous quarter. This decrease was primarily the result of a transfer of assets related to the sale of the funeral insurance business and lower equity markets during the quarter.

UNITED KINGDOM

GBP millions	Notes	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax by line of business
Life		15	18	(17)	11	36	33	18	83
Pensions		5	9	(44)	7	(29)	14	12	17
Distribution		(2)	(2)	—	(2)	—	(4)	(5)	20

Underlying earnings before tax		18	25	(28)	16	13	43	25	72

Fair value items		(11)	2	—	13	—	(9)	14	—
Realized gains / (losses) on investments		3	2	50	13	(77)	5	19	(74)
Impairment charges		(1)	(7)	86	(30)	97	(8)	(43)	81
Other income / (charges)	7	19	21	(10)	30	(37)	40	8	—

Income before tax		28	43	(35)	42	(33)	71	23	—
Income tax attributable to policyholder return		(19)	(21)	10	(29)	34	(40)	(7)	—

Income before income tax on shareholders return		9	22	(59)	13	(31)	31	16	94
Income tax on shareholders return		15	(2)	—	4	—	13	9	44

Net income		24	20	20	17	41	44	25	76

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		24	20	20	17	41	44	25	76

Net underlying earnings		31	22	41	21	48	53	32	66

Commissions and expenses		181	170	6	169	7	351	322	9
of which operating expenses		95	95	—	101	(6)	190	197	(4)

New life sales	8
Life single premiums		1,050	1,139	(8)	879	19	2,189	2,078	5
Life recurring premiums annualized		158	121	31	122	30	279	255	9

Total recurring plus 1/10 single		263	235	12	210	25	498	463	8

Life		23	26	(12)	41	(44)	49	112	(56)
Pensions		240	209	15	169	42	449	351	28

Total recurring plus 1/10 single		263	235	12	210	25	498	463	8

Gross deposits (on and off balance) by line of business
Variable annuities		16	32	(50)	54	(70)	48	101	(52)

Total gross deposits		16	32	(50)	54	(70)	48	101	(52)

Net deposits (on and off balance) by line of business
Variable annuities		9	25	(64)	45	(80)	34	90	(62)

Total net deposits		9	25	(64)	45	(80)	34	90	(62)

REVENUE GENERATING INVESTMENTS

		June 30, 2010	Mar. 31, 2010%
Revenue generating investments (total)		51,738	53,572	(3)
Investments general account		7,856	7,498	5
Investments for account of policyholders		43,882	46,074	(5)

For the amounts in euro see the Financial Supplement.

UNITED KINGDOM

¡	Underlying earnings before tax increase to GBP 18 million

¡	Net income rises to GBP 24 million

¡	New life sales up to GBP 263 million – the result of strong pension sales

¡	Restructuring UK business; targeting cost reductions of 25% by end 2011 to improve returns

Underlying earnings before tax

¡	Earnings from Life & Protection increased to GBP 15 million due to an increase in the size of the annuity book and the expenses related to the closure of the employee benefit business in the comparable quarter last year.

¡	Pension earnings decreased to GBP 5 million as the positive effects of further business growth and improved equity and credit markets were more than offset by higher expenses associated with investments in developing new propositions.

¡	AEGON’s distribution businesses in the United Kingdom benefitted from improved business performance and market conditions, which limited losses during the quarter to GBP 2 million.

Net income

Net income for the second quarter of 2010 increased to GBP 24 million, mainly because of a sharp decline in impairments. Impairments declined significantly and totaled just GBP 1 million for the quarter. AEGON recorded a loss during the quarter on fair value items in the United Kingdom as a result of a decline in equity markets and an accounting loss on a derivative instrument for which hedge accounting could not be applied. Gains on investments decreased and comprised essentially gains from the sale of bonds during the quarter, while a larger tax benefit was recorded than in the comparable quarter last year.

Operating expenses

Operating expenses decreased 6% to GBP 95 million as a result of cost containment and the transfer of asset management activities at the beginning of the year to AEGON Asset Management, partly offset by investments in developing the UK personal pensions market proposition and increased project-related costs. In June, AEGON announced to re-focus its UK life and pensions business on two core markets – At Retirement and Workplace Savings – and to reduce operating costs 25% by 2011. Plans to deliver this expense reduction program are currently under development and further detail will be announced later this year.

Sales and deposits

New life sales increased 25% to GBP 263 million as higher sales of pension and retirement products more than offset a decrease in sales of immediate annuities following earlier repricing and the closure of AEGON’s employee benefit business in the United Kingdom in the second quarter last year. Also, the comparable quarter last year included existing AEGON group personal pension business that was transferred internally to new group pension contracts. AEGON has decided not to include these rewrites as part of new business reporting as this gives a clearer indication of new premium secured.

Value of new business

Value of new business in the United Kingdom declined to GBP 20 million due to a decrease in immediate annuity sales as a result of earlier repricing. The internal rate of return on new business during the quarter was 12%.

Revenue-generating investments

Revenue-generating investments decreased to GBP 52 billion compared with the end of the previous quarter as the positive effects of inflows were more than offset by a decline in equity markets during the quarter.

NEW MARKETS

EUR millions	Notes	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
Underlying earnings before tax
Central Eastern Europe		19	27	(30)	29	(34)	46	55	(16)
Asia		(11)	(6)	(83)	2	—	(17)	(6)	(183)
Spain & France		19	20	(5)	18	6	39	32	22
Variable Annuities Europe		1	(2)	—	—	—	(1)	(1)	—
AEGON Asset Management		12	7	71	—	—	19	—	—

Underlying earnings before tax		40	46	(13)	49	(18)	86	80	8

Fair value items		(4)	3	—	4	—	(1)	7	—
Realized gains / (losses) on investments		8	3	167	1	—	11	3	—
Impairment charges		(9)	(2)	—	(1)	—	(11)	(5)	(120)
Other income / (charges)		(11)	—	—	(385)	97	(11)	(385)	97

Income before tax		24	50	(52)	(332)	—	74	(300)	—
Income tax		(9)	(13)	31	(11)	18	(22)	(35)	37

Net income		15	37	(59)	(343)	—	52	(335)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		15	36	(58)	(343)	—	51	(335)	—
Minority Interest		—	1	—	—	—	1	—	—

Net underlying earnings		30	32	(6)	38	(21)	62	45	38

Commissions and expenses		169	175	(3)	85	99	344	196	76
of which operating expenses		127	133	(5)	51	149	260	110	136

New life sales
Life single premiums		234	108	117	142	65	342	334	2
Life recurring premiums annualized		51	55	(7)	63	(19)	106	128	(17)

Total recurring plus 1/10 single		74	66	12	77	(4)	140	161	(13)

Life		66	53	25	48	38	119	98	21
Associates		8	13	(38)	29	(72)	21	63	(67)

Total recurring plus 1/10 single		74	66	12	77	(4)	140	161	(13)

Central Eastern Europe		24	19	26	18	33	43	33	30
Asia		9	10	(10)	6	50	19	20	(5)
Spain & France		41	37	11	53	(23)	78	108	(28)

Total recurring plus 1/10 single		74	66	12	77	(4)	140	161	(13)

New premium production accident and health insurance		4	4	—	1	—	8	3	167
New premium production general insurance		9	6	50	5	80	15	10	50

Gross deposits (on and off balance)
Central Eastern Europe		249	226	10	189	32	475	368	29
Asia		10	25	(60)	—	—	35	4	—
Spain & France		12	44	(73)	11	9	56	19	195
Variable Annuities Europe		175	188	(7)	180	(3)	363	326	11
AEGON Asset Management		1,341	1,110	21	652	106	2,451	1,397	75

Total gross deposits		1,787	1,593	12	1,032	73	3,380	2,114	60

Net deposits (on and off balance)
Central Eastern Europe		149	69	116	112	33	218	206	6
Asia		9	25	(64)	1	—	34	2	—
Spain & France		4	25	(84)	(3)	—	29	(12)	—
Variable Annuities Europe		47	79	(41)	52	(10)	126	95	33
AEGON Asset Management		(22)	(77)	71	(333)	93	(99)	(776)	87

Total net deposits		187	121	55	(171)	—	308	(485)	—

REVENUE GENERATING INVESTMENTS

		June 30, 2010	Mar. 31, 2010%
Revenue generating investments (total)		29,692	28,233	5
Investments general account		2,900	2,941	(1)
Investments for account of policyholders		5,882	5,629	4
Off balance sheet investments third parties		20,910	19,663	6

NEW MARKETS

¡	Underlying earnings before tax amount to EUR 40 million

¡	Net income up to EUR 15 million

¡	New life sales decline to EUR 74 million, primarily a result of lower sales in Spain

Underlying earnings before tax

¡	Earnings from Central & Eastern Europe declined to EUR 19 million mainly as a result of claims related to storms and floods earlier this year in Hungary and further investments in AEGON’s business in Turkey.

¡	Operations in Asia made a loss of EUR 11 million as a result of continued investments in the company’s joint ventures in China, India and Japan.

¡	Earnings from Spain and France increased to EUR 19 million compared with second quarter 2009, mainly due to higher contributions from AEGON’s bancassurance partnerships in Spain.

¡	Earnings from asset management amounted to EUR 12 million.

Net income

Net income from New Markets increased in the second quarter to EUR 15 million. The same period last year had included a significant book loss relating to the sale of AEGON’s life insurance operations in Taiwan. Fair value items recorded a loss as a result of hedging losses in AEGON’s European variable annuities business, while impairment charges of EUR 9 million reflect a combination of write-downs on investments in Spain and on mortgages sold in Hungary.

Operating expenses

Operating expenses amounted to EUR 127 million in the second quarter, an increase from last year due to the inclusion of AEGON Asset Management in New Markets. Operating expenses were, however, 5% lower than in the first quarter of this year as a result of strict cost control.

Sales and deposits

New life sales for New Markets declined to EUR 74 million in the second quarter. Sales growth in both Central & Eastern Europe and Asia was more than offset by lower sales of recurring premium products in Spain.

¡	In Spain, total new life sales declined 23% to EUR 41 million as a result of lower production from CAM, one of AEGON’s local savings bank partners, while AEGON’s own insurance operation and the four other partners all recorded sales growth compared with the second quarter 2009.

¡	New life sales in Central & Eastern Europe increased to EUR 24 million as a result of strong single premium sales in Poland, continued growth in Hungary and a successful shift in Turkey from pension to life insurance sales.

¡	In Asia, new life sales rose to EUR 9 million as both China and India reported increased sales.

New premium production of general insurance increased to EUR 9 million, mainly driven by continued strong household and motor insurance sales in Hungary. From July 1, 2010, AEGON has been offering household insurance to customers in the Czech Republic and Slovakia as well, leveraging on the experience and expertise of the Hungarian non-life business.

Gross deposits from New Markets increased to EUR 1.8 billion primarily as a result of a doubling in asset management deposits.

Value of new business

New Markets’ value of new business amounted to EUR 32 million. Higher contributions from AEGON’s European variable annuities business and the operations in Asia and Central & Eastern Europe were more than offset by a decline in the value of new business in Spain, driven predominantly by lower production. The internal rate of return remained high at 35%.

Revenue-generating investments

Revenue-generating investments increased 5% compared with the previous quarter to EUR 30 billion mainly as a result of increased third-party investments.

Market developments

In Spain, the financial sector is undergoing significant consolidation and restructuring. Consequently, a number of the country’s savings banks are in the process of either merging or entering into so-called integration agreements (SIPs). This process is likely to affect AEGON’s bancassurance partnerships in Spain, particularly as in certain cases newly-formed savings banks now have several insurance partners and are likely to select just one to do business with in the future. AEGON is not in a position to speculate about the outcome of this process, but intends to maintain its current share of the Spanish insurance market.

In Hungary, an additional tax has been introduced for financial institutions domiciled in the country. This tax applies to the years 2010, 2011 and 2012. Based on initial estimates, AEGON believes this will lead to additional charges of EUR 20 million in 2010, of which EUR 10 million has been accounted for in the second quarter in Other charges.

FINANCIAL OVERVIEW, 2010 YEAR-TO-DATE GEOGRAPHICALLY

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	345	81	38	41	—	505
Individual savings and retirement products	277	—	—	(11)	—	266
Pensions	137	76	16	8	—	237
Life reinsurance	56	—	—	—	—	56
Non-life	—	26	—	9	—	35
Distribution	—	17	(4)	—	—	13
Asset Management	—	—	—	19	—	19
Other	—	—	—	—	(143)	(143)
Associates	1	1	—	20	—	22

Underlying earnings before tax	816	201	50	86	(143)	1,010

Fair value items	(119)	159	(11)	(1)	(41)	(13)
Realized gains / (losses) on investments	41	119	6	11	97	274
Impairment charges	(200)	(7)	(9)	(11)	—	(227)
Other income / (charges)	(105)	33	46	(11)	—	(37)
Run-off businesses	(109)	—	—	—	—	(109)

Income before tax	324	505	82	74	(87)	898
Income tax	32	(112)	(32)	(22)	21	(113)

Net income	356	393	50	52	(66)	785

Net underlying earnings	618	134	61	62	(104)	771

OPERATIONAL HIGHLIGHTS FIRST SIX MONTHS 2010

Net income

AEGON reported a net income of EUR 785 million for the first six months of 2010, a significant improvement from the loss of EUR 334 million reported for the comparable period last year. This improved result is mainly attributable to higher underlying earnings, a recovery in fair value items performance, lower impairments and the absence of a few exceptional items offset by higher tax charges.

Underlying earnings before tax

AEGON’s underlying earnings before tax increased to EUR 1,010 million in the first half of 2010, a significant improvement compared with the same period last year. This increase in earnings was due mainly to improved financial markets. In the Americas, earnings increased mainly as a result of higher investment income, a recovery in equity markets and lower expenses. Underlying earnings remained stable in the Netherlands, while earnings in the United Kingdom clearly benefitted from improved equity and bond markets. Earnings from New Markets increased mainly due to the first time inclusion of earnings from AEGON Asset Management.

Fair value items

During the first six months of 2010, fair value items totaled to a loss of EUR 13 million. In the Netherlands, fair value items turned positive mainly due to much improved results from fair value guarantees and related hedges. In the Americas, the first half year of 2009 had included large gains from fair value guarantees and related hedges, while the first half of 2010 recorded a loss for this fair value item, this was only partly offset by improved results for alternative investments. AEGON’s credit spread narrowed substantially during the first half of 2009, an effect which did not occur during the first half of 2010. As a result, fair value results for the holding company improved considerably.

Realized gains on investments

AEGON realized EUR 274 million of gains from its investment portfolios during the first half of 2010. Gains were primarily related to the sale of bonds driven by asset and liability management.

Impairment charges

Net impairments have improved considerably to EUR 227 million for the first half of 2010. The improvement was mainly driven by both lower corporate bond and housing related asset impairments.

Other charges

Other charges amounted to EUR 37 million in the first half of 2010 and comprised mainly of a one-time provision of EUR 105 million for settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States and a book gain on the sale of the Dutch funeral insurance business. The comparable period last year had included the book loss related to the sale of AEGON’s life insurance operations in Taiwan.

Run-off businesses

This line has been introduced starting this year and contains the results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business and structured settlements blocks of business in the United States. The total loss in the first half year of 2010 amounted to EUR 109 million.

Income tax

During the first half of 2010, tax charges amounted to EUR 113 million compared with tax benefits of EUR 455 million in the comparable period last year. These benefits were mainly related to impairments, marked-to-market losses on fair value items and tax exempt items. AEGON also booked a tax gain of EUR 252 million in the first half of 2009 related to cross border intercompany reinsurance transactions between Ireland and the United States.

Operating expenses

To improve returns from its businesses, AEGON introduced a number of initiatives to reduce operating expenses. As a result, operating expenses declined 1% compared with the first half of 2009 to EUR 1,653 million in the first half of 2010.

New life sales

New life sales increased 7% during the first six months of 2010 to EUR 1,128 million driven by improved results in most units. In the Americas, increases were mainly due to retail new life sales, in particular term life sales. In the Netherlands, both individual life and group pension sales increased, while in the United Kingdom pensions were the main driver of sales growth.

Deposits

Gross deposits, excluding run-off businesses, amounted to EUR 15.4 billion in the first half of 2010, an increase of 9% compared with the first half of 2009. The increase was mainly driven by higher pensions and variable annuity deposits offset by lower fixed annuity deposits, which were managed lower.

Value of new business

AEGON’s value of new business declined to EUR 294 million in the first half of 2010 mainly due to a decrease in both the United Kingdom and the United States. In the United Kingdom the main reason for the decline is lower immediate annuity sales following repricing. The reduction in the value of new business in the United States was primarily the result of lower fixed annuity sales. In Spain, lower sales of risk products also led to a lower value of new business.

Revenue-generating investments

Revenue-generating investments increased to EUR 409 billion at the end of the second quarter of 2010. The recovery in equity markets, the positive effects of risk free interest rates and lower spreads as well as the strengthening of the US dollar and the pound sterling all contributed to the increase compared with December 31, 2009.

Capital management

At the end of the second quarter, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 18.6 billion, equivalent to 74% of the company’s total capital base and above its target threshold of 70%. AEGON’s aim is to increase the proportion of core capital over time to 75%6.

AEGON’s revaluation reserves at June 30, 2010, turned positive for the first time in almost three years and amounted to EUR 588 million. This significant improvement is mainly the result of an increase in the value of fixed income securities.

Shareholders’ equity rose to EUR 17.2 billion mainly as a result of the improved revaluation reserves, strengthening of the US dollar and the pound sterling against the euro and the addition of first half years’ net income.

Excess capital above S&P’s AA capital adequacy requirements amounted to EUR 3.0 billion, down from EUR 3.7 billion at the end of 2009. Positive contributions from earnings and capital preservation measures were more than offset by increased capital requirements for asset related risks. Standard & Poor’s revised their risk factors significantly increasing applied charges primarily related to bond portfolios. As a result, capital requirements in the Americas rose during the first half of 2010 by USD 1.4 billion.

At June 30, 2010, AEGON’s Insurance Group Directive (IGD) capital surplus totaled EUR 7 billion, equivalent to a solvency ratio of approximately 200%.

Risk management

Standard & Poor’s has upgraded its assessment of AEGON’s enterprise risk management (ERM) framework to ‘strong’, reflecting significant advances the company has made in developing its risk management framework and the fact that this framework is now fully embedded in its business.

The financial strength ratings of AEGON’s US operating companies were upgraded by A.M. Best to A+ with a Stable outlook, reflecting A.M. Best’s assessment of the financial strength and support of the parent. In July, Fitch Ratings has lowered AEGON’s operating companies’ insurer financial strength ratings to AA- and raised the outlook to Stable.

During the first half of 2010, AEGON reduced its already limited exposure to peripheral European sovereign bonds, which amounted to a market value of EUR 1.5 billion at June 30, 2010. As part of this reduction, AEGON sold approximately EUR 470 million in Spanish government bonds.

APPENDIX II

VALUE OF NEW BUSINESS AND IRR

EUR millions, after tax		VNB Q2 2010	VNB Q1 2010%		VNB Q2 2009%		VNB YTD 2010	VNB YTD 2009%
Americas		62	52	19	66	(6)	114	145	(21)
The Netherlands		30	49	(39)	36	(17)	80	67	19
United Kingdom		24	14	71	45	(47)	37	103	(64)
New Markets		32	31	3	34	(6)	63	68	(7)

Total		148	146	1	181	(18)	294	382	(23)

		IRR %	IRR%		IRR%
EUR millions, after tax		Q2 2010	Q1 2010		Q2 2009
Americas		12.9	12.6		11.1
The Netherlands		17.0	19.2		29.5
United Kingdom		11.9	10.7		13.8
New Markets		35.3	34.2		39.5

Total		18.4	19.3		21.9

MODELED NEW BUSINESS, APE AND DEPOSITS

		Premium business					Premium business
		APE					APE
EUR millions	Notes	Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
	9
Americas		266	245	9	245	9	511	511	—
The Netherlands		58	93	(38)	44	32	150	122	23
United Kingdom		303	265	14	179	69	569	403	41
New Markets		97	80	21	186	(48)	177	388	(54)

Total		724	683	6	654	11	1,408	1,423	(1)

		Deposit business					Deposit business
		Deposits					Deposits
EUR millions		Q2 2010	Q1 2010%		Q2 2009%		YTD 2010	YTD 2009%
Americas		4,325	3,926	10	5,112	(15)	8,250	10,364	(20)
United Kingdom		17	34	(50)	—	—	51	—	—
New Markets		303	307	(1)	186	63	610	322	89

Total		4,645	4,267	9	5,298	(12)	8,911	10,687	(17)

VNB/PVNBP SUMMARY

		Premium business				Premium business
		VNB	PVNBP	VNB / PVNBP	VNB / APE	VNB	PVNBP	VNB / PVNBP	VNB / APE
EUR millions	Notes	Q2 2010%			%	YTD 2010%			%
	10
Americas		36	1,198	3.0	13.6	64	2,240	2.8	12.5
The Netherlands		30	383	7.9	52.5	80	1,092	7.3	52.9
United Kingdom		24	2,197	1.1	7.8	37	3,921	1.0	6.6
New Markets		26	801	3.3	27.1	49	1,390	3.5	27.5

Total		116	4,579	2.5	16.1	229	8,643	2.7	16.3

		Deposit business				Deposit business
		VNB	PVNBP	VNB / PVNBP	VNB / Deposits	VNB	PVNBP	VNB / PVNBP	VNB / Deposits
EUR millions	Notes	Q2 2010%			%	YTD 2010%			%
	10
Americas		26	6,189	0.4	0.6	50	11,742	0.4	0.6
United Kingdom		(0)	17	(0.3)	(0.3)	(0)	51	(0.6)	(0.6)
New Markets		6	445	1.2	1.8	15	948	1.5	2.4

Total		31	6,650	0.5	0.7	64	12,741	0.5	0.7

Notes:

1)

For a definition of underlying earnings and the reconciliation from underlying earnings to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet. Run-off businesses includes results of business units where management has decided to exit the market and to run-off the existing block of business.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present Value New Business Premium.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.
b)	The results in this release are unaudited.

Currencies

Income statement items: average rate 1 EUR = USD 1.3279 (2009: USD 1.3349).

Income statement items: average rate 1 EUR = GBP 0.8696 (2009: GBP 0.8920).

Balance sheet items: closing rate 1 EUR = USD 1.2271 (2009: USD 1.4134; year-end 2009: USD 1.4406).

Balance sheet items: closing rate 1 EUR = GBP 0.8175 (2009: GBP 0.8521; year-end 2009: GBP 0.8881).

ADDITIONAL INFORMATION

The Hague, August 12, 2010

Media conference call

08:00 CET

Audio webcast on www.aegon.com

Analyst & investor conference call

09:00 CET

Audio webcast on www.aegon.com

Call-in numbers (listen only):

USA:  +1 480 629 9822

UK:    + 44 208 515 2302

NL:     +31 20 796 5332

Replay

A replay of the conference call will be available 2 hours after the conference call on www.aegon.com and on the following phone numbers:

UK +44 207 154 2833 Access Code: 4329936#

US +1 303 590 3030 Access Code: 4329936#

Supplements

AEGON’s Q2 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

AEGON’s Form 6-K for the six months ended June 30, 2010 will be available on www.aegon.com on Friday August 13, 2010 as of 15.30 CET (opening NYSE).

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have more than 40 million customers across the globe.

Key figures - EUR	Second quarter 2010	Full year 2009
Underlying earnings before tax	522 million	1.2 billion
New life sales	590 million	2.1 billion
Gross deposits (excl. run-off)	7.6 billion	28 billion
Revenue generating investments (end of period)	409 billion	363 billion

Contact information

Media relations: Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations: Gerbrand Nijman

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

- The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

- The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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